TO:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 Mail Stop 3561

ATTENTION:	John D. Reynolds

FROM:	Black Tusk Minerals Inc. 4424 Sunset Boulevard Vancouver, British Columbia, Canada V7R 3Y9

DATE:	December 6, 2006

RE:	Black Tusk Minerals Inc. Responses to Staff Comments dated October 26, 2006 to Form SB-2 (333-137636) Filed September 28, 2006

        Black Tusk Minerals Inc.(the “Company”) filed a registration statement on Form SB-2 (SEC File No. 333-137636) on September 28, 2006 (the “Registration Statement”). The staff of the Securities and Exchange Commission issued a comment letter dated October 26, 2006. The Company filed amendment number one to its Registration Statement on December 6, 2006 (“Amendment No. 1”). Set forth are the Company’s responses to the staff’s comments, which are set forth in this memorandum and followed by the Company’s responses. This memorandum references page and paragraph numbers contained in Amendment No. 1.

1.

Please amend your registration statement to provide the signatures required by Form SB-2. If a person signs in more than one capacity, all capacities in which he signs should be noted following his signature.

The Company’s Response:

The Company has amended the registration statement to provide signatures as required by Form SB-2. Financial statements have been updated for the quarterly period ended August 31, 2006.

Thank you for your review of the filing.

Respectfully submitted,

/s/ Peter Watson

Peter Watson

President